Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF CORRECTION

Lightjump Acquisition Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

1.	The name of the corporation is Lightjump Acquisition Corporation.
2.	That an amended and restated certificate of incorporation was filed by the Secretary of State of Delaware on January 12, 2021 and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.
3.	The inaccuracy or defect of said Certificate is due to a clerical error. The total number of shares was shown to be 101,000,000 shares, of which 100,000,000 shares was shown to be common stock and 1,000,000 was shown to be preferred. The total number of shares should have been 100,000,000, of which 99,000,000 shares should have been common stock and 1,000,000 shares should have been preferred stock.
4.	Article IV of the Certificate is corrected to read as follows:

Article IV

CAPITALIZATION

The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 100,000,000 of which 99,000,000 shares shall be common stock of the par value of $0.0001 per share (the “Common Stock”) and 1,000,000 shares shall be Preferred Stock of the par value of $0.0001 per share (the “Preferred Stock”).

Section 1.                Preferred Stock. The Board of Directors is expressly granted authority to issue shares of the Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the DGCL. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

Common Stock. Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of the Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote.

IN WITNESS WHEREOF, said corporation has caused this Certificate of Correction this 19th day of February, A.D. 2021.

By:	/s/ Robert Bennett
Name: Robert Bennett Title: Chief Executive Officer

2